UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Public Offering of Additional Series M Debentures

On September 4, 2018, Gazit-Globe Ltd. (the “Company”) published with the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) a shelf offering report for an additional offering of its unsecured, non-convertible Series M Debentures (the “Series M Debentures”) in Israel, and on September 5, 2018, the Company reported to the ISA and the TASE the conclusion and results of that additional offering (the “Offering”).

Based on the results of the Offering, the Company received bids for an aggregate amount of more than NIS 1.28 billion principal amount of Series M Debentures, of which the Company accepted bids for, and will issue and sell, a total of NIS 400 million principal amount (par value) Series M Debentures for aggregate gross proceeds of approximately NIS 416 million (approximately US $115 million). The Series M Debentures to be sold (like the Series M Debentures sold in the initial, February 2018 offering) will be listed for trading only on the TASE.

The outstanding principal amount of the additional Series M Debentures will bear interest at an annual rate equal to 2.78%, to be paid on a semi-annual basis (on June 30 and December 31 of the years 2018 through 2028 (the first payment was made on June 30, 2018), with one final interest payment on June 30, 2028). The principal amount and interest rate on the additional Series M Debentures are subject to adjustment based on changes in the Israeli Consumer Price Index. The Series M Debentures have 6.8 years duration, and their principal amount will be repaid by the Company in six, non-equal payments, which are scheduled for June 30, 2021 through June 30, 2028. The yield to maturity on the Series M Debentures is 2.48%. The trust indenture in favor of the Series M Debenture holders contains various financial covenants with which the Company is required to comply for so long as the Series M Debentures remain outstanding.

The terms of the Series M Debentures were previously described by Gazit in connection with the initial offering of Series M Debentures, in Gazit’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on February 16, 2018.

The Company effected the Offering pursuant to the Israeli shelf offering report for the Series M Debentures dated September 4, 2018, and in accordance with the Company’s Israeli shelf prospectus filed with the ISA and TASE on May 29, 2018.

Midroog (an affiliate of Moody’s) has assigned a credit rating of Aa3/stable for the Company’s Series M Debentures for an aggregate offering amount of up to NIS 450 million principal amount (par value), while Ma’alot (an affiliate of Standard & Poors) has assigned a credit rating of AA- to the Series M Debentures, also for an aggregate offering amount of up to NIS 450 million principal amount (par value).

As a result of the Offering, an aggregate of approximately NIS 1.26 billion principal amount (par value) of Series M Debentures are currently outstanding.

Important Note re: Debenture Offering and Related Disclosures

The Offering of the Series M Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the Series M Debentures was not registered under the Securities Act, and the Series M Debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series M Debentures.

Expansion of Debenture Repurchase Plan

On August 30, 2018, Gazit reported to the ISA and TASE that the Company’s Board of Directors has resolved to once again increase the current plan for the repurchase of Company debentures (which plan has been in place since April 1, 2018) by an additional NIS 750 million, to a total repurchase amount of up to NIS 1.25 billion. As of September 4, 2018, the Company had repurchased debentures in an amount of approximately NIS 925.3 million under the plan.

The expansion of the Company’s debenture repurchase plan— in particular, through the repurchase of Series D and Series J Debentures— together with the raising of additional funds through the offering of additional Series M Debentures, are part of the Company’s previously-announced strategy of recycling its capital and obtaining more favorable financing terms for the purchase of real properties.

Changes in Outstanding Number of Securities

The Company has furthermore reported to the ISA and TASE, on June 20, 2018, July 2, 2018, July 23, 2018, August 5, 2018, August 29, 2018 and September 3, 2018 certain changes in the outstanding number of securities of the Company. The aggregate changes to various outstanding classes and series during the months June, July and August 2018, and through September 3, 2018, are summarized as follows:

•	Common Shares, par value 1 New Israeli Shekel (“NIS”) per share (“Common Shares”): Aggregate decrease in outstanding number of Common Shares by 1,711,682, from 193,550,673 to 191,838,991, due to cancelation of 1,723,085 treasury shares, as offset in part by issuance of 4,741 Common Shares upon settlement of restricted share units (“RSUs”).
•	RSUs: Aggregate decrease in outstanding number of RSUs by 13,030, from 103,698 to 90,668, due to (i) the settlement of outstanding RSUs (which resulted in corresponding issuances of Common Shares), including 4,741 RSUs held by Mr. Adi Jemini, the Company’s EVP and CFO, and (ii) the Company’s redemption of RSUs that had been granted to a former employee.
•	Performance-Based Restricted Share Units (“PSUs”): Aggregate decrease in outstanding number of PSUs, from 18,162 to 0, as a result of the termination of those PSUs (without the conditions for settlement having been met).
•	Options (non-registered): Aggregate decrease in outstanding options, from options to purchase 625,943 Common Shares to options to purchase 615,960 Common Shares, due to the expiration of outstanding options.
•	Series C Debentures: Expiration of all remaining outstanding Series C Debentures (NIS 349.2 million principal amount), pursuant to the terms of that series.
•	Series D Debentures: Aggregate reduction in outstanding principal amount (par value) by NIS 369.6 million, to NIS 1.7 billion, due to repurchases of Series D Debentures pursuant to the Company’s above-described debenture repurchase program.
•	Series I Debentures: Expiration of all remaining outstanding Series I Debentures (NIS 457.5 million principal amount), pursuant to the terms of that series.
•	Series J Debentures: Aggregate reduction in outstanding principal amount (par value) by NIS 354.8 million, to NIS 283.5 million, due to repurchases of Series J Debentures pursuant to the above-described debenture repurchase program.

Changes in Holdings of Directors, Officers and Related Parties

On September 3, 2018, July 4, 2018, July 30, 2018 and July 31, 2018, Gazit reported to the ISA and TASE the following respective changes to the holdings of securities of the Company by the officers, directors and related parties of the Company:

●	Increase by 4,741, to 24,368, in the number of Common Shares held by Mr. Adi Jemini, the Company’s EVP and CFO, due to the settlement of an equivalent number of outstanding RSUs held by him. In addition the remaining PSUs held by Mr Jemini expired because the conditions for settlement were not ’ met.

●	The replacement of NIS 57.9 million principal amount (par value) of Series K Debentures held by Norstar Holdings Inc. (the Company’s controlling shareholder) with an equivalent principal amount (par value) of Series M Debentures.

●	On July 30, 2018, Altshuler-Shaham Ltd., together with its affiliates entities (collectively, “Altshuler”), reported that it now hold 9,610,762 Common Shares, constituting 5.01% of the issued and outstanding Common Shares on a fully diluted basis, thereby surpassing 5% of the Company’s issued and outstanding Common Shares and voting power. Altshuler also owns a significant principal amount of various series of the Company’s outstanding debentures. The securities of the Company held by Altshuler are held via Altshuler’s companies managing hedge funds, pension funds and companies managing joint investments in trust.

The contents of this Form 6-K (excluding the contents of Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (SEC File No. 333-211707).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: September 5, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer